                                                                 Morgan Stanley
                                                                 Charter Series

      December 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 28, 2004 and the Prospectus Supplement dated December 16, 2004.

                                                       Issued: January 31, 2005

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                          INCEPTION-  COMPOUND
                                                                                           TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004    RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %        %          %
---------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9    15.8        6.7
                                                                     (3 mos.)
---------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6)   95.6        6.4
                 (10 mos.)
---------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3    121.6       14.6
                                               (10 mos.)
---------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3)    5.2        0.9
                                               (10 mos.)
---------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700

Morgan Stanley Charter Series
Monthly Report
December 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of December 31, 2004 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $11.58   0.37%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $19.56   3.91%
    ------------------------------------------------------------------------
    Charter Graham                                          $22.16   4.15%
    ------------------------------------------------------------------------
    Charter Millburn                                        $10.52   1.02%
    ------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss, and deductions for calendar year 2004 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                     Month ended           YTD ended
                  December 31, 2004     December 31, 2004
                 ------------------    ------------------
Currencies            -2.30%                  2.50%
Interest Rates         1.55%                 13.80%
Stock Indices          1.74%                 -1.99%
Energies              -0.03%                  2.22%
Metals                -0.07%                 -0.61%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global equity index sector, gains resulted from long positions in U.S. and European equity index futures as global equity prices trended higher due to stabilizing oil prices, strong corporate earnings and positive investor sentiment regarding the future of the global economy.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased due to the strength in the euro, as investors continue to express concerns that the long-term effect of the strong euro on the European economy will be negative by making exports more expensive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were experienced from long Japanese yen positions as the value of the yen declined during mid-month due to weak Japanese machinery orders and temporary U.S. dollar strength. Additional losses were incurred from long positions in the Swiss franc versus the U.S. dollar as the value of the franc declined after the Swiss National Bank left interest rates unchanged at its mid-December meeting. Finally, long U.S. dollar positions against the euro resulted in losses as the value of the U.S. dollar moved lower due to concerns regarding the staggering U.S. Current-Account deficit and the widely held perception that the Bush Administration and major foreign central banks will not intervene in order to stop the recent decline of the U.S. dollar.

CHARTER MSFCM

                                    [CHART]

                       Month ended             YTD ended
                    December 31, 2004      December 31, 2004
                    -----------------      -----------------
Currencies               -0.58%                 -11.87%
Interest Rates            0.78%                   8.87%
Stock Indices             2.57%                   1.83%
Energies                  2.10%                   7.30%
Metals                   -0.39%                  -3.00%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global equity index sector, gains resulted from long positions in Australian equity index futures as prices moved higher on positive investor sentiment and speculation that interest rates in that country would remain at current levels throughout 2005. Additional gains were recorded from long positions in Pacific Rim stock index futures as prices moved higher due to strong earnings from the technology sector and optimism that the Japanese economy is finally in full recovery.

.. Within the energy markets, gains stemmed from short positions in crude oil futures early in the month as prices declined on news of full production recovery in the Gulf of Mexico, increased output from OPEC and warmer weather in the U.S. Also pressuring energy prices was the disclosure of higher distillate fuel reserves by the U.S. Energy Department. Additional gains were experienced from short positions in natural gas futures as prices decreased in tandem with crude oil prices.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased due to the strength in the euro, as investors continue to express concerns that the long-term effect of the strong euro on the European economy will be negative by making exports more expensive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, long positions in the British pound relative to the euro recorded losses as the value of the pound reversed lower following news that the Bank of England was considering an interest rate cut and the release of weaker-than-expected British economic data.

.. In the metals markets, losses were recorded from long positions in gold futures as prices reversed lower on strong investor confidence and strength in the equity markets as demand for the "safe-haven" asset was reduced. Additional losses were experienced from positions in nickel futures as prices moved without consistent direction due to volatility in the currency markets and conflicting news regarding supply and demand.

CHARTER GRAHAM

                                    [CHART]

                    Month ended             YTD ended
                 December 31, 2004      December 31, 2004
                 -----------------      -----------------
Currencies           -0.87%                  0.28%
Interest Rates        1.08%                  4.78%
Stock Indices         4.42%                 -1.70%
Energies             -0.08%                  5.36%
Metals                0.23%                  0.27%
Agriculturals        -0.11%                  1.67%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global equity index sector, gains resulted from long positions in U.S. and European equity index futures as global equity prices trended higher due to stabilizing oil prices, strong corporate earnings and positive investor sentiment regarding the future of the global economy. Additional gains were experienced from long positions in Pacific Rim equity index futures as prices moved higher due to strong earnings from the technology sector and optimism that the Japanese economy is finally in full recovery.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased due to the strength in the euro, as investors continue to express concerns that the long-term effect of the strong euro on the European economy will be negative by making exports more expensive abroad. Additional gains were recorded from long positions in U.S. interest rate futures as prices increased due to weaker-than-expected jobs data.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were experienced from long Japanese yen positions as the value of the yen declined during mid-month due to weak Japanese machinery orders and temporary U.S. dollar strength. Additional losses were experienced in long positions in the British pound relative to the euro as the value of the pound reversed lower following news that the Bank of England was considering an interest rate cut and the release of weaker-than-expected British economic data. Finally, losses were incurred from short U.S. dollar positions relative to the Australian dollar as the value of the U.S. dollar temporarily rebounded due to weak oil prices and a senior European Union official's calling for global action against the U.S. dollar's recent decline.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            YTD ended
                  December 31, 2004     December 31, 2004
                  -----------------     -----------------
Currencies              1.08%                -3.14%
Interest Rates          0.34%                 2.67%
Stock Indices           1.30%                -2.42%
Energies               -0.89%                 2.38%
Metals                 -0.40%                -0.33%
Agriculturals          -0.16%                 0.55%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global equity index sector, gains resulted from long positions in U.S. and European equity index futures as prices trended higher due to stabilizing oil prices, strong corporate earnings and positive investor sentiment regarding the future of the global economy.

.. In the currency markets, short U.S. dollar positions against the Czech koruna, euro, South African rand, and Korean won resulted in gains as the value of the U.S. dollar continued to trend lower against these currencies late in the month due to continuing concerns regarding the staggering U.S. Current-Account deficit and the widely held perception that the Bush Administration and major foreign central banks will not intervene in order to stop the steep decline of the U.S. dollar.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased due to the strength in the euro, as investors continue to express concerns that the long-term effect of the strong euro on the European economy will be negative by making exports more expensive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Within the energy markets, losses stemmed from both long and short positions in crude oil and its related products as prices moved without consistent direction due to conflicting data regarding supply and demand.

.. In the metals markets, losses were recorded from long positions in gold futures as prices reversed lower on strong investor confidence and strength in the equity markets as demand for the "safe-haven" assets was significantly reduced.

                      This page intentionally left blank.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2004 (UNAUDITED)

                                    Morgan Stanley                Morgan Stanley                Morgan Stanley
                                 Charter Campbell L.P.          Charter MSFCM L.P.            Charter Graham L.P.
                             ----------------------------  ----------------------------  ----------------------------
                                           Percentage of                 Percentage of                 Percentage of
                                          December 1, 2004              December 1, 2004              December 1, 2004
                                             Beginning                     Beginning                     Beginning
                                Amount    Net Asset Value     Amount    Net Asset Value     Amount    Net Asset Value
                             -----------  ---------------- -----------  ---------------- -----------  ----------------
                                  $              %              $              %              $              %
REVENUES
Trading profit (loss):
  Realized                    20,822,938        7.90        28,119,361       12.97        62,059,043       13.84
  Net change in unrealized   (18,331,834)      (6.96)      (18,494,548)      (8.53)      (41,126,597)      (9.17)
                             -----------       -----       -----------       -----       -----------       -----
   Total Trading Results       2,491,104         .94         9,624,813        4.44        20,932,446        4.67
Interest income (Note 2)         437,259         .17           344,686         .16           778,963         .17
                             -----------       -----       -----------       -----       -----------       -----
   Total Revenues              2,928,363        1.11         9,969,499        4.60        21,711,409        4.84
                             -----------       -----       -----------       -----       -----------       -----
EXPENSES
Brokerage fees (Note 2)        1,372,469         .52         1,129,383         .52         2,336,127         .52
Management fees (Note 2 & 3)     581,925         .22           361,402         .17           747,560         .17
                             -----------       -----       -----------       -----       -----------       -----
   Total Expenses              1,954,394         .74         1,490,785         .69         3,083,687         .69
                             -----------       -----       -----------       -----       -----------       -----
NET INCOME                       973,969         .37         8,478,714        3.91        18,627,722        4.15
                             ===========       =====       ===========       =====       ===========       =====

                                    Morgan Stanley
                                Charter Millburn L.P.
                             ---------------------------
                                          Percentage of
                                         December 1, 2004
                                            Beginning
                               Amount    Net Asset Value
                             ----------  ----------------
                                 $              %
REVENUES
Trading profit (loss):
  Realized                    9,043,034        14.93
  Net change in unrealized   (8,103,371)      (13.38)
                             ----------       ------
   Total Trading Results        939,663         1.55
Interest income (Note 2)         92,042          .15
                             ----------       ------
   Total Revenues             1,031,705         1.70
                             ----------       ------
EXPENSES
Brokerage fees (Note 2)         315,431          .52
Management fees (Note 2 & 3)    100,937          .16
                             ----------       ------
   Total Expenses               416,368          .68
                             ----------       ------
NET INCOME                      615,337         1.02
                             ==========       ======

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2004 (UNAUDITED)

                              MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                           CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                   ------------------------------------- ------------------------------------- ----------------------------
                        UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                   --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                        $          $                          $          $                          $

Net Asset Value,
 December 1, 2004  22,836,274.220  263,514,006   11.54   11,517,151.463  216,841,634   18.83   21,079,283.280  448,536,354

Net Income               --            973,969     .04         --          8,478,714     .73         --         18,627,722
Redemptions          (286,705.154)  (3,320,046)  11.58     (242,227.500)  (4,737,970)  19.56     (270,366.405)  (5,991,320)
Subscriptions       1,237,718.983   14,332,785   11.58      260,700.726    5,099,306   19.56      688,859.325   15,265,122
                   --------------  -----------           --------------  -----------           --------------  -----------

Net Asset Value,
 December 31, 2004 23,787,288.049  275,500,714   11.58   11,535,624.689  225,681,684   19.56   21,497,776.200  476,437,878
                   ==============  ===========           ==============  ===========           ==============  ===========

                                      MORGAN STANLEY
                                   CHARTER MILLBURN L.P.
                   --------------------------------------------
                   PER UNIT     UNITS        AMOUNT    PER UNIT
                   -------- -------------  ----------  --------
                      $                        $          $

Net Asset Value,
 December 1, 2004   21.28   5,816,586.913  60,562,743   10.41

Net Income            .88         --          615,337     .11
Redemptions         22.16    (160,639.506) (1,689,928)  10.52
Subscriptions       22.16     104,599.618   1,100,388   10.52
                            -------------  ----------

Net Asset Value,
 December 31, 2004  22.16   5,760,547.025  60,588,540   10.52
                            =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs, and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on/or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a management agreement with MSFCM to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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                                     PAID
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                    330 Madison Avenue, 8/th/ Floor
                    New York, NY 10017



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